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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                              MAXTOR CORPORATION
                               (Name of Issuer)

                  Common Stock, par value US$0.01 per share
                        (Title of Class of Securities)

                                 577729 10 6
                                (CUSIP Number)

                                  K. S. Yoo
                  Corporate Planning and Coordination Office
                   Hyundai Electronics Industries Co., Ltd.
                         San 136-1, Ami-ri, Bubal-eub
                           Ichon-kun, Kyoungki-do,
                                467-860 Korea
                              011-82-336-30-2611

                               with a copy to:

                                 Baek Sun Kim
                               Legal Department
                   Hyundai Electronics Industries Co., Ltd.
                        66, Jeokseon-dong, Chongro-ku
                                 Seoul, Korea
                              011-82-2-398-4535
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February  3, 1994
           (Date of Event which requires filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

                 Check the following box if a fee is being paid with the statement: / /




                              Page 1 of 3 Pages

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         The following information is filed to amend the original Statement on
Schedule 13D dated February 14, 1994 of Hyundai Electronics Industries Co., Ltd., Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai Merchant Marine Co., Ltd. with respect to the Common Stock, par value U.S. $0.01 per share of Maxtor Corporation. The furnishing of changed information included herein does not necessarily indicate that the persons filing this amendment consider such change to be material.

         Item 1.    Security and Issuer.

                    No material change has occurred in the information previously reported in response to Item 1.

         Item 2.    Identity and Background.

                    No material change has occurred in the information previously reported in response to Item 2.

         Item 3.    Source and Amount of Funds or Other Consideration.

                    No material change has occurred in the information previously reported in response to Item 3.

         Item 4.    Purpose of Transaction.

                    The following is hereby added to the end of Item 4: On February 8, 1995 the Board of Directors of the Company requested C. S. Park to assume the position of Chief Executive Officer of the Company, and Dr. Park accepted the Board s request. In connection with accepting this position, Dr. Park resigned as Executive Vice President of HEI and as President and Chief Executive Officer of Axil Computer, Inc., a subsidiary of Hyundai Electronics America, which is a subsidiary of HEI. Dr. Park was simultaneously named non-executive Chairman of Axil Computer, Inc. Dr. Park remains a director of the Company.

         Item 5.    Interest in Securities of the Issuer.

                    No material change has occurred in the information previously reported in response to Item 5.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    No material change has occurred in the information previously reported in response to Item 6.




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         Item 7.    Material to be Filed as Exhibits.

                    No material change has occurred in the information previously reported in response to Item 7.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 17, 1995.

                                       HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.


                                       By     /s/  Joo Yong Kim
                                          -----------------------------
                                                Joo Yong Kim
                                                  President


                                       HYUNDAI HEAVY INDUSTRIES CO., LTD.


                                       By     /s/  Joo Yong Kim
                                          -----------------------------
                                                Joo Yong Kim
                                              Attorney-in-Fact


                                       HYUNDAI CORPORATION


                                       By    /s/  Joo Yong Kim
                                          -----------------------------
                                                Joo Yong Kim
                                              Attorney-in-Fact


                                       HYUNDAI MERCHANT MARINE CO., LTD.


                                       By   /s/  Joo Yong Kim
                                          -----------------------------
                                              Joo Yong Kim
                                            Attorney-in-Fact





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